Exhibit 99.1
Blue Owl Capital Corporation and Blue Owl Capital Corporation II Announce Termination of Merger
Analysis continues to show merger will create long-term value, but current market volatility is cause to reevaluate alternatives in the future
NEW YORK, Nov. 19, 2025 /PRNewswire/ -- Blue Owl Capital Corporation (NYSE: OBDC) ("OBDC") and Blue Owl Capital Corporation II ("OBDC II") today announced that the previously proposed merger of OBDC and OBDC II has been terminated, with plans to reevaluate alternatives in the future. This decision reflects the Boards’ commitment to acting in the best interests of shareholders and is based on management’s recommendation due to current market conditions.
"While we continue to believe that combining OBDC and OBDC II could create meaningful long-term value for shareholders, we are no longer pursuing the merger at this point given current market conditions,” said Craig W. Packer, Chief Executive Officer of OBDC and OBDC II. “Both funds remain strong, with excellent fundamentals, and we are confident in our ability to deliver attractive returns independently as we continue to work with the Board to consider the best future opportunities for OBDC II."
Subject to Board approval, OBDC II plans to reinstate the tender program in Q1 of 2026. Since inception in 2017, OBDC II has delivered a nearly 80% cumulative net return and a 9.3% annualized net return, meaningfully outperforming broadly syndicated loan and high yield indices, and every quarterly tender has been fully satisfied. OBDC II’s strong investment results are supported by an unwavering focus on credit quality, highlighted by a loss rate since inception of 23 basis points and current non-accrual rate of less than 2% of the portfolio at fair value.
In addition, OBDC’s $200 million share repurchase program that was announced concurrently with the merger remains in place.

About Blue Owl Capital Corporation
Blue Owl Capital Corporation (NYSE: OBDC) is a specialty finance company focused on lending to U.S. middle-market companies. As of September 30, 2025, OBDC had investments in 238 portfolio companies with an aggregate fair value of $17.1 billion. OBDC has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. OBDC is externally managed by Blue Owl Credit Advisors LLC, an SEC-registered investment adviser that is an indirect affiliate of Blue Owl Capital Inc. ("Blue Owl") (NYSE: OWL) and part of Blue Owl's Credit platform.
About Blue Owl Capital Corporation II
Blue Owl Capital Corporation II ("OBDC II") is a specialty finance company focused on lending to U.S. middle-market companies. As of September 30, 2025, OBDC II had investments in 190 portfolio companies with an aggregate fair value of $1.7 billion. OBDC II has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. OBDC II is externally managed by Blue Owl Credit Advisors LLC, an SEC-registered investment adviser that is an indirect affiliate of Blue Owl Capital Inc. ("Blue Owl") (NYSE: OWL) and part of Blue Owl's Credit platform.
Investor Contact:
BDC Investor Relations
Michael Mosticchio
credit-ir@blueowl.com
Media Contact:
Communications & Public Affairs
Nick Theccanat
nick.theccanat@blueowl.com